Cedar Fair, L.P. Press Release

One Cedar Point Drive

Sandusky, Ohio 44870-5259

For Immediate Release Contact: Brian C. Witherow May 7, 2001 (419) 627-2173

Cedar Fair, L.P. Announces First Quarter Results

SANDUSKY, OHIO, May 7, 2001 -- Cedar Fair, L.P. (NYSE: FUN), a publicly traded partnership which owns and operates five amusement parks and four water parks, today announced results for the first quarter of 2001.

Richard L. Kinzel, president and chief executive officer, explained that virtually all of Cedar Fair's revenues from its four seasonal amusement parks, as well as its four water parks, are realized during a 130-day operating period beginning in early May, with the major portion concentrated in the peak vacation months of July and August. Only Knott's Berry Farm is open year-round, but it operates at its lowest level of attendance in the first quarter of the year. Cedar Fair's other revenues for the first quarter have historically been minimal.

Net revenues for the first quarter of 2001 decreased 3% to $19.9 million from $20.5 million in 2000, due to a slight decrease in early-season attendance at Knott's Berry Farm. In the quarter, Knott's had 21 days negatively impacted by rain, compared to only 12 last year.

Operating results for the period include normal off-season operating, maintenance and administrative expenses at the Partnership's seasonal amusement and water parks, and daily operations at Knott's Berry Farm. Excluding depreciation and other non-cash charges, total operating costs and expenses for the quarter decreased 1% to $38.6 million, due to the elimination of general partner fees as approved by unitholders late last year. After depreciation and a $2.2 million ($.04 per unit) non-cash charge for unit options, operating costs and expenses totaled $43.9 million for the period, compared to $42.2 million in 2000. The Partnership's net loss for the quarter, after higher interest expense resulting from borrowings for large unit repurchases and significant capital investments in 2000, was $30.5 million, or $.60 per limited partner unit, compared to a net loss of $26.6 million, or $.51 per unit, a year ago.

Cedar Fair's five amusement parks are Cedar Point, located on Lake Erie between Cleveland and Toledo; Knott's Berry Farm near Los Angeles in Buena Park, California; Dorney Park & Wildwater Kingdom near Allentown, Pennsylvania; Valleyfair near Minneapolis/St. Paul; and Worlds of Fun, located in Kansas City, Missouri. The Partnership's water parks are located in Chula Vista, California near San Diego, and adjacent to Cedar Point, Knott's Berry Farm and Worlds of Fun. Cedar Fair also operates Knott's Camp Snoopy at the Mall of America in Bloomington, Minnesota, under a management contract.

"With the 2001 summer season now underway, we are confident that the $38 million in new rides, attractions and resort facilities we have added will generate strong public interest in each of our market areas," said Kinzel. "At Cedar Point, we have expanded the quality and the capacity of our overnight guest accommodations with the addition of an upscale camping facility, called Lighthouse Point, and early demand for these new accommodations has exceeded our expectations.

"At Dorney Park, we expect the addition of the park's new world-class coaster, Talon, to contribute to a strong season in 2001," continued Kinzel. "This is Dorney's sixth roller coaster and third marquee attraction in the last five years, and the ride debuted to tremendous response this past weekend." He also noted that the other attractions being added for the 2001 season, including the new Camp Snoopy family play-land at Worlds of Fun, were all ready for opening day, and have been received very well by their local markets.

"In addition to these new attractions and facilities," he added, "we fully expect that major rides introduced last year, notably Millennium Force at Cedar Point, Power Tower at Valleyfair and Perilous Plunge at Knott's Berry Farm, will continue to be strong attendance draws in 2001.

"While the first quarter is not a meaningful part of our full-year performance, we are pleased with the early response to the new rides and attractions we have added. We remain optimistic that we can generate 3-5% internal growth in net revenues in 2001, and achieve mid-single digit percentage increases in both full-year EBITDA and net income over last year, excluding the positive contribution expected from the pending acquisition of Michigan's Adventure amusement park," concluded Kinzel.

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